UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Morphic Holding, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

61775R105

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)
*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP #61775R105

1	NAME OF REPORTING PERSONS Timothy A. Springer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 4,975,184(1)
	6	Shared Voting Power 42,873(2)
	7	Sole Dispositive Power 4,975,184(1)
	8	Shared Dispositive Power 42,873(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,018,057(1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.60% (3)
12	Type of Reporting Person IN

(1)	Consists of (i) 4,565,191 shares of common stock held directly by Dr. Springer, (ii) 375,019 shares of common stock held by TAS Partners LLC, of which Dr. Springer is manager and has sole voting and dispositive control, and (iii) 34,974 shares underlying options to purchase common stock that are exercisable within 60 days of December 31, 2020.
(2)	Represents 42,873 shares of common stock held by Dr. Springer's spouse of which Dr. Springer shares voting and dipositive control.
(3)	The percentage reported in row 11 is calculated in accordance with Rule 13d-3 based on the aggregate number of shares of common stock beneficial owned by the Reporting Person and an aggregate of 32,138,675 shares of common stock outstanding as of December 31, 2020, as reported by the Issuer to the Reporting Person, plus the number of shares of stock options held by the Reporting Person that are exercisable within 60 days of December 31, 2020, which are treated as converted into common stock only for the purpose of computing the percentage ownership of the Reporting Person.

SCHEDULE 13G

CUSIP #61775R105
ITEM 1(A).	NAME OF ISSUER

Morphic Holding, Inc. (the “Issuer”)

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

35 Gatehouse Drive, A2

Waltham, MA 02451

ITEM 2(A).	NAME OF PERSONS FILING

Timothy A. Springer (the “Reporting Person”)

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

c/o Morphic Holding, Inc.

35 Gatehouse Drive, A2

Waltham, MA 02451

ITEM 2(C).	CITIZENSHIP

United States

ITEM 2(D).	TITLE OF CLASS OF SECURITIES

Common Stock, par value $0.0001 per share

ITEM 2(E)	CUSIP NUMBER

61775R105

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

ITEM 4.	OWNERSHIP

(a) Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b) Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii) Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii) Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv) Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATION.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2021

By:	/s/ Timothy A. Springer
Timothy A. Springer